UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

CHANGE OF CHAIRMAN

Mr. Dave Chenn has resigned as a member of the board of directors (the “Board”) of LakeShore Biopharma Co., Ltd (the “Company”), the chairman of the Board (the “Chairman”), a member of the compensation committee of the Board (the “Compensation Committee”) and a member of the nominating and corporate governance committee of the Board (the “Nominating and Corporate Governance Committee”), effective as of May 12, 2025. Mr. Dave Chenn’s resignation was due to personal reasons and was not the result of any dispute or disagreements with the Company on any matter relating to the Company’s operations, policies or practices. The Company expresses its appreciation to Mr. Chenn for his service as the Chairman and his willingness to continue supporting the Company’s operations and growth as an advisor after his resignation.

To fill the vacancy created by Mr. Dave Chenn’s resignation, the Board approved the appointment of Mr. Pierson Yue Pan to serve as a member of the Board, the Chairman, a member of the Compensation Committee and a member of the Nominating and Corporate Governance Committee, effective on the same date.

Mr. Pierson Yue Pan is a senior executive with over 20 years of senior management experience and a strong track record of business success. He served as a member of the Board from February 2024 to May 2024. Mr. Pan currently serves as the Deputy President and previously served as the Vice President at Monument Pacific Development Corp. since 2018, in charge of both its healthcare investment and real estate development business in California, the U.S. Prior to that, Mr. Pan worked as the Vice President of Business Development at Propriis, a real estate development company, from 2012 to 2018. From 2004 to 2011, he served as the General Manager of the African Market Division at China Civil Engineering Construction Company, a Fortune Global 500 enterprise. Mr. Pan holds an MBA from the University of California, Berkeley’s Hass School of Business.

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-279544 and File No. 333-273165) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

By:	/s/ Rachel Yu
Name:	Rachel Yu
Title:	Director and Chief Financial Officer

Date: May 12, 2025

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